SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Janel World Trade, Ltd.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

470773102
(CUSIP Number)

Dominique Schulte, Oaxaca Group L.L.C., 68 Bank Street, New York, NY 10014
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 470773102	13D	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS Oaxaca Group L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,192,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,192,308
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,192,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON* 00 It is a sole member limited liability company

CUSIP No. 470773102	13D	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS Dominique Schulte S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,192,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,192,308
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,192,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Janel World Trade, Ltd. (the “Issuer”). The address of the principal offices of the Issuer is 150-141 132nd Avenue, Jamaica, New York, 11434.

Item 2. Identity and Background.

(a) This statement is being filed by Oaxaca Group L.L.C. (“Oaxaca Group”). Dominique Schulte is the sole member of Oaxaca Group L.L.C. (collectively, with Oaxaca Group, the “Reporting Person”).

(b) The Reporting Person’s business address is 68 Bank Street, New York, New York 10014.

(c) The Reporting Person is a 10% owner of the Issuer.

(d) Neither the Reporting Person nor any manager or officer of the Reporting Person has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any manager or officer of the Reporting Person has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Oaxaca Group is a limited liability company organized under the laws of Delaware. Dominique Schulte is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person holds 7,692,308 shares of common stock of the Issuer. The aggregate purchase price of the shares of common stock was $500,000. The source of the funding for the purchase of these shares was the working capital of Oaxaca Group. In addition, the Issuer granted Oaxaca Group warrants to purchase 12,500,000 Shares. The warrants are currently exercisable at $0.08 and expire on October 30, 2018.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to hold as an investment.

The Reporting Person may have current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person’s stock ownership);

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by it, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 20,192,308 Shares, representing 50.2% of the class of securities covered by this statement, including (i) 7,692,308 Shares owned directly by Oaxaca Group and (ii) 12,500,000 shares that may be acquired through the exercise of warrants at the exercise price of $0.08.

(b) The Reporting Person has sole voting and dispositive power with respect to all of the Shares covered by this statement.

(c) None

(d) None

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer has granted warrants to Oaxaca Group to acquire the following Shares, all of which are currently exercisable at the following exercise price:

Date of Grant	Number of Shares	Exercise Price per Share

October 30, 2013	12,500,000	$0.08

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement of the Reporting Person

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 8, 2013

OAXACA GROUP L.L.C.

By:	/s/ Dominique Schulte
Name: Dominique Schulte
Title: Member

/s/ Dominique Schulte
Name: Dominique Schulte

JOINT FILING AGREEMENT.

SCHEDULE 13D

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the Schedule 13D to which this Agreement is an Exhibit shall be filed on behalf of each of the undersigned.

DATE: November 8, 2013

OAXACA GROUP L.L.C.

By:	/s/ Dominique Schulte
Name: Dominique Schulte
Title: Member

/s/ Dominique Schulte
Dominique Schulte